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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of Nov 2011

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-___________.

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated November/10/2011, relating to Yucheng Reports Unaudited Third Quarter 2011 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: November/10/2011	By:	/s/ Steve Dai
	Name:	Steve Dai
	Title:	Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                                           Description

1. Press release dated November/10/2011, relating to Yucheng Reports Unaudited Third Quarter 2011 Financial Results

Yucheng Reports Unaudited Third Quarter 2011 Financial Results

BEIJING, November10, 2011 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT Solutions to the financial services industry in China, today announced unaudited financial results for the third quarter ended September30, 2011.

☐	Third quarter software & solutions revenues of US$18.0 million, an increase of 28.5% year over year;

☐	Third quarter net revenue of US$19.1 million, an increase of 21.1% year over year, and third quarter net revenue (Non-GAAP)1 of US$18.9 million, an increase of 19.6% year over year;

☐	Third quarter operating income of US2.2 million, an increase of 12.0% year over year, and third quarter operating income(Non-GAAP)4of US$2.9million, an increase of 15.6% year over year;

☐
Third quarter operating margin of revenue of 11.7%, as compared to 12.6% in the prior year period, and third quarter operating margin of net revenue (Non-GAAP)5 of 15.4%, as compared to 16.0% in the prior year period;

☐
Third quarter net income of US$1.9 million, or US$0.10, as compared to US$1.5 million, or US$0.08 per share in the prior year period, and third quarter net income (Non-GAAP)6 of US$2.6 million, or US$0.14 per share, as compared to US$2.0 million, or US$0.10 per share in the prior year period;

“We had another solid quarter with results ahead of our expectations continuing our momentum of growth. We are pleased with our performance this year, especially in the currenthighlycompetitive environment. In addition to the strong demand for our traditional products such as internet banking and loan management, we have also benefited from faster growing demand in business intelligence and risk management. Our strength in the new solutions in the area of e-commerce, mobile banking, and community bank MIS systems also contributed to our growth this year,” said Mr. Hong Weidong, CEO of Yucheng Technologies. “We are also pleased with the latest IDC ranking of IT solutions providers in banking industry in China, which ranked Yucheng No. 1 in market share in 2010. It is a demonstration of our leading industry position and a reflection of the effort the company has put forth in the last several years. We will continue to execute our strategy to further solidify our leading position.”

ThirdQuarter 2011 Financial Results

Total revenues for the thirdquarter of 2011 were US$19.1million, an increase of 21.1% year over year and an increase of 20.8% sequentially. Net revenues (non-GAAP)1 for the thirdquarter of 2011 were US$18.9 million, an increase of 19.6% year over year and an increase of 19.5% sequentially.The year over year increase in revenues was due mainly the strong demand for our software solutions from our customers.

Gross margin for the thirdquarter of 2011 was 49.7%, compared to 48.4% in the prior year period and 49.1% in the previous quarter. Gross margin of net revenues (non-GAAP)2 for the third quarter of 2011 was 50.2%, compared to 48.4% in the prior year period and 49.1% in the previous quarter.The increase in gross margin year over year wasdue mainly to the increase in gross margin of maintenance services that was helped by an adjustment of accrued service fees to China Financial Certification Authority (CFCA), our partner in the e-banking ASP business.

Software & solutions revenues for the thirdquarter of 2011 were US$18.0 million, an increase of 28.5% year over year and an increase of 30.6% sequentially, the latter reflecting both the inherent seasonality and higher demand for our software solutions.

Gross margin of the software & solutions business for the thirdquarter of 2011 was 46.2%, compared to 50.0% in the prior year period and 46.1% in the previous quarter. The decrease in the gross margin was primarily due to the increase inlabor coststhis year andincreased subcontracting to our strategic partner where our margin is significant lower.

Platform & maintenance services revenues for the thirdquarter of 2011 were US$1.1 million, compared to US$1.8 million in the prior year period and US$2.1 million in the previous quarter. Net revenues of platform & maintenance services (non-GAAP) for the third quarter of 2011 were US$0.9 million,  compared to US$1.8 million in the prior year period and US$2.1 million in the previous quarter.

Gross margin of platform & maintenance services business for the third quarter of 2011 was 104.2%, compared to 36.3% in the year-ago period and 69.1% in the previous quarter. Gross margin of net revenues (non-GAAP) for platform maintenance services in thirdquarter of 2011was128.2%, compared to 36.0% in theprioryear period and 69.1% in the previous quarter.The increase in gross margin (non-GAAP) was due mainly to the adjustment of theaccrued service fee to China Financial Certification Authority (CFCA), our partner in the e-banking ASP business.

Total operating expenses for the thirdquarter of 2011 increased 28.5% year over year and increased25.0% sequentially to US$7.3 million. Total operating expenses (non-GAAP)3 for the third quarter of 2011 increased 28.5% year over year and increased 18.7% sequentially to US$6.6 million. The year-over-year increase was attributable mainly to stock-based compensation, the increase of labor costs and the increase of research and development expenses for enhancing our research and developmentcapability.

Income from operations for the thirdquarter of 2011 was US$2.2 million, compared to US$2.0 million in the prior year period and US$2.0 million in the previous quarter. Income from operations (non-GAAP) for the third quarter of 2011 was US$2.9 million, compared to US$2.5 million in the prior year period and US$2.2 million in the previous quarter.

Operating margin of total revenue was 11.7% for the third quarter of 2011, compared to 12.6% in the prior year period and 12.4% in the previous quarter. Operating margin of net revenues (non-GAAP) was 15.4% for the third quarter of 2011, compared to 16.0% in the prior year period and 14.1% in the previous quarter.

In the third quarter of 2011, net income from continuing operations was US$1.9 million, or US$0.10per diluted share, compared to US$1.8 million, or US$0.09 per diluted share in the prior year periodand US$1.6, or US$0.08 per diluted share in the previous quarter.

Net income from continuing operations (non-GAAP) was US$2.6 million in the third quarter of 2011 or US$0.14 per diluted share. Net income (non-GAAP) in the prior year period was US$2.3 million or US$0.12 per diluted share. Net income from continuing operations (non-GAAP) in the previous quarter was US$1.9 million or US$0.10 per diluted share.

In the third quarter of 2011, the Company recorded net income of US$1.9 million, or US$0.10per diluted share, compared to US$1.5 million, or US$0.08 per diluted share in the prior year periodand US$1.6 million, or US$0.08 per diluted share in the previous quarter.

Net income (non-GAAP) was US$2.6 million in the third quarter of 2011 or US$0.14 per diluted share. Net income (non-GAAP) in the prior year period was US$2.0 million or US$0.10 per diluted share. Net income (non-GAAP) in the previous quarter was US$1.9 million or US$0.10 per diluted share.

As of September30, 2011, Yucheng had cash and cash equivalents and restricted cash totaling US$18.7 million, compared to US$20.0 million as of June30, 2010 and US$14.7 million as of September 30, 2010.Operating cash flow in the thirdquarter of 2011 was a net inflowof US$0.5million.

Business Outlook

For the quarter ending December 31, 2011, Yucheng expects net revenue (non-GAAP) to be approximately US$27-28.0 million and net income (non-GAAP) per share of US$0.20.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
Sep 30, 2011 and June 30, 2011

	2011.09.30	2011.06.30
	USD	USD

Assets
Current assets:
Cash and cash equivalent	18,679,438	20,019,297
Trade accounts receivable, net	29,108,164	29,321,030
Costs and estimated earnings in excess of billings on uncompleted contracts	30,807,560	25,217,690
Amounts due from related companies	1,255,996	961,912
Inventories	749,994	2,398,257
Pre-contract costs	6,122,835	6,593,760
Other current assets	8,828,489	7,403,712

Total current assets	95,552,476	91,915,658

Investments in and advances to affiliates	5,646,633	4,346,953
Properties and equipment	8,706,044	8,418,009
Less: Accumulated depreciation	(4,055,267)	(3,833,286)
Properties and equipment, net	4,650,777	4,584,723
Intangible assets, net	4,099,516	3,859,830
Goodwill	29,742,340	29,206,007
Deferred income taxes	1,498,531	1,508,117

Total assets	141,190,273	135,421,288

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
Sep 30, 2011 and June 30, 2011

	2011.09.30	2011.06.30
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term loan	17,302,198	15,444,981
Trade accounts payables	9,603,907	11,051,240
Billings in excess of costs and estimated earnings on uncompleted contracts	2,169,096	1,555,736
Employee and payroll accruals	3,387,687	3,222,385
Dividends payable to ex-owners	12,114	11,896
Due to related parties	924,730	981,170
Income taxes payable	1,085,388	1,478,814
Other current liabilities	6,334,919	5,712,125
Deferred taxes liabilities	93,372	112,901

Total current liabilities	40,913,411	39,571,248

Deferred taxes liabilities	422,001	224,537

Total liabilities	41,335,412	39,795,785

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares;	3,148,476	3,091,701
Additional paid-in capital	63,104,288	61,327,503
Reserves	7,935,295	7,792,201
Retained earnings	25,831,045	23,456,052
Accumulated other comprehensive loss	(479,888)	(472,339)

Total YTEC stockholders' equity	99,539,216	95,195,118

Non-controlling interests	315,645	430,385

Total stockholders' equity	99,854,861	95,625,503

Liabilities and stockholders' equity	141,190,273	135,421,288

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended Sep 30, 2011 and 2010

	2011 Q3	2010 Q3
	USD	USD

Revenues:
Software & solutions	17,962,291	13,979,007
Platform services	323,007	0
Maintenance and ancillary services	820,628	1,800,505

Total revenues	19,105,926	15,779,512

Cost of revenues:
Software & solutions	(9,663,724)	(6,991,817)
Platform services	(213,897)	15,111
Maintenance and ancillary services	261,944	(1,161,712)

Total cost of revenues	(9,615,677)	(8,138,418)

Gross profit	9,490,249	7,641,094

Operating expenses:
Research and development	(711,141)	(229,729)
Selling and marketing	(2,076,571)	(1,409,343)
General and administrative	(4,469,158)	(4,007,060)

Total operating expenses	(7,256,870)	(5,646,132)

Income from continuing operations	2,233,379	1,994,962

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income (continued)
Three months ended Sep 30, 2011 and 2010

	2011 Q3	2010 Q3
	USD	USD

Other income (expenses):
Interest income	16,708	9,114
Interest expense	(258,294)	(216,147)
Investment gain (loss)	118,342	147,921
Gain (loss) on disposal of intangible assets and fixed assets	(13,946)	(56,454)
Other income (expense), net	36,110	(70,864)

Income (loss) before income tax and minority interests	2,132,299	1,808,532

Income tax benefit (expense)	(310,690)	(152,850)
Minority interests	122,643	112,826

Net income (loss) from continued operations	1,944,252	1,768,508

Discontinued operations:
Loss from operations of discontinued subsidiaries	0	(295,665)

Net income	1,944,252	1,472,843

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended Sep 30, 2011 and 2010

	2011 Q3	2010 Q3
	USD	USD

Cash flows from operating activities:
Net income (loss)	1,944,252	1,472,844
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	256,919	687,164
Amortization	402,925	374,098
Loss (gain) on disposal fixed assets	9,988	(208,545)
Non-controlling interests	(122,643)	(666,056)
(Gain) Loss from equity method investees	(118,342)	470,994
Decrease in trade accounts receivable, net	751,311	3,466,851
(Increase) in costs and estimated earnings in excess of billing on uncompleted contracts	(5,126,778)	(4,492,933)
Decrease in due from related parties	6,352	1,162,770
Decrease in inventories	1,692,305	701,766
Decrease (increase) in pre-contract costs	592,012	(7,750)
(Increase) in other current assets	(137,844)	(238,253)
Decrease in deferred income taxes assets - Current	0	1,126
Decrease (increase) in deferred income taxes assets - Non-current	37,280	(2,798)
(Decrease) in trade accounts payable	(1,650,277)	(870,343)
Increase in billings in excess of costs and estimated earnings on uncompleted contracts	584,790	962,516
Increase (decrease) in employee and payroll accruals	106,127	(1,969,480)
(Decrease) increase in income taxes payable	(420,582)	180,276
Increase in due to related parties	1,084,374	382,578
(Decrease) increase in other current liabilities	(213,590)	618,882
Increase (decrease) in deferred income taxes liabilities	171,739	(25,755)
Share issued to independent directors	24,159	0
Stock-based compensation	614,630	486,377

Net cash provided by (used in) operating activities	489,107	2,486,329

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended Sep 30, 2011 and 2010

	2011 Q3	2010 Q3
	USD	USD

Cash flows from investing activities:
Capital expenditures	(862,656)	(723,977)
Advances to affiliates	(1,440,705)	0
Investment in equity method investments	(1,101,512)	0
Proceeds from disposal of fixed assets	2,318	(61,864)

Net cash provided by (used in) investing activities	(3,402,555)	(785,841)

Cash flows from financing activities:
Payment of capital leases	0	(74,603)
Proceeds from bank borrowings	4,720,767	3,133,814
Repayments of bank borrowings	(3,147,178)	(2,984,585)

Net cash provided (used in) by financing activities	1,573,589	74,626

Net (decrease) increase in cash and cash equivalents	(1,339,859)	1,775,114

Cash at beginning of period	20,019,297	12,965,241
Cash at end of period	18,679,438	14,740,355

Thirdquarter 2011 Conference Call Details

Yucheng Management will conduct a conference call to discuss the financial results for the three-month period ended September30, 2011 on Thursday, November10, 2011 at 8:00AM EST/ 9:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 5232.

US	+1 866 636 3243
China Toll Free Number:	800 888 0221
China Toll Number:	400 810 0025
Hong Kong Toll Number:	+852 3005 1322
All Other Participants:	+86 10 5851 1520
A recording of the call will be accessible within 48 hours on the Investor Relations section of the Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ:YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,500 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked in the Global FinTech 100 survey of top technology partners to the financial services industry for in 2007, 2008, and 2009. The independent research firm IDC also has named Yucheng the No. 1 market share leader in China's Banking IT solution market in 2010. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Reconciliation of non-GAAP Measures

This earnings release presents the following "non-GAAP financial measures" as defined by applicable U.S. securities regulations. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. The non-GAAP financial measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future.  These non-GAAP measures have limitations, however, because they do not include all items of income and expenses that impact the Company's operations.  Management compensates for these limitations by also considering the Company's GAAP results.  The non-GAAP financial measures the Company uses are not prepared in accordance with, and should not be considered an alternative to measurements required by GAAP and should not be considered measures of the Company's liquidity.  Pursuant to relevant regulatory requirements, we are providing the following reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures.

(1) Net revenue (non-GAAP)

Yucheng's net revenue (non-GAAP) represents total revenue net of third party hardware and software costs that are passed through to our customers. We believe total revenues net of third party hardware and software costs more accurately reflects our core business, which is the provision of software solutions and services, and provides transparency to our investors. It is also the same measure used by our management to evaluate the competitiveness and development of our business.

Reconciliation of net revenues (non-GAAP) to GAAP total revenues
	2011 Q3	2010 Q3	2011 Q2
	(in US dollar thousands)
Total Revenues (GAAP)	19,106	15,780	15,814
Third Party Hardware Costs	214	-15	0
Net Revenue (non-GAAP)	18,892	15,795	15,814

Reconciliation of net revenues of platform & maintenance services (non-GAAP) to GAAP total revenues of platform & maintenance services
	2011 Q3	2010 Q3	2011 Q2
	(in US dollar thousands)
Total Revenues of platform & maintenance services(GAAP)	1,144	1,801	2,065
Third Party Hardware Costs	214	-15	0
Net Revenue of platform & maintenance services(non-GAAP)	930	1,816	2,065

(2) Gross margin of net revenue (non-GAAP)

Gross margin of net revenues (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance. Management uses the gross margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP gross margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Gross margin (non-GAAP) to GAAP Gross margin
	2011 Q3	2010 Q3	2011 Q2
Gross margin (GAAP)	49.7%	48.4%	49.1%
Third Party Hardware Costs	0.5%	0.0%	0.0%
Gross margin (non-GAAP)	50.2%	48.4%	49.1%

Reconciliation of Gross margin (non-GAAP) for platform & maintenance services to GAAP Gross margin for platform & maintenance services
	2011 Q3	2010 Q3	2011 Q2
Gross margin (GAAP)	104.2%	36.3%	69.1%
Third Party Hardware Costs	24.0%	-0.3%	0.0%
Gross margin (non-GAAP)	128.2%	36.0%	69.1%

(3) Operating expenses (non-GAAP)

Operating expenses (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating expenses (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating expensesand other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating expenses (non-GAAP) to GAAP Operating expenses
	2011 Q3	2010 Q3	2011 Q2
	(in US dollar thousands)
Operating expenses (GAAP)	7,257	5,646	5,806
Stock based compensation	639	486	225
Amortization of acquired intangible assets	45	43	45
Operating expenses (non-GAAP)	6,573	5,117	5,536

(4) Operating income (non-GAAP)

Operating income (non-GAAP) excludes stock-basedcompensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating income and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating income (non-GAAP) to GAAP Operating income
	2011 Q3	2010 Q3	2011 Q2
	(in US dollar thousands)
Operating income (GAAP)	2,233	1,995	1,958
Stock based compensation	639	486	225
Amortization of acquired intangible assets	45	43	45
Operating income (non-GAAP)	2,918	2,524	2,228

(5) Operating margin of net revenue (non-GAAP)

Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangible assets and stock-based compensation expenses, divided by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating margin (non-GAAP) to GAAP Operating margin
	2011 Q3	2010 Q3	2011 Q2
Operating margin (GAAP)	11.7%	12.6%	12.4%
Stock based compensation	3.3%	3.1%	1.4%
Amortization of acquired intangible assets	0.2%	0.3%	0.3%
Third Party Hardware Costs	0.2%	0.0%	0.0%
Operating margin (non-GAAP)	15.4%	16.0%	14.1%

(6) Net income (non-GAAP)

Net income (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to the previous acquisitions.  We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the net income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes the Company's net income (non-GAAP) measure, when read in conjunction with the Company's GAAP net income measure and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of net income from continuing operations attributable to Yucheng (non-GAAP) to GAAP net income from continuing operations
	2011 Q3	2010 Q3	2011 Q2
	(in US dollar thousands)
Net Income from continuing operations(GAAP)	1,944	1,769	1,584
- Stock based compensation	639	486	225
- Amortization of acquired intangible assets	45	43	45
Net Income from continuing operations(non-GAAP)	2,629	2,298	1,854

Reconciliation of net income attributable to Yucheng (non-GAAP) to GAAP net income
	2011 Q3	2010 Q3	2011 Q2
	(in US dollar thousands)
Net Income (GAAP)	1,944	1,473	1,584
- Stock based compensation	639	486	225
- Amortization of acquired intangible assets	45	43	45
Net Income (non-GAAP)	2,629	2,002	1,854

(7) Net income (non-GAAP)per diluted share

Net income (non-GAAP) per diluted share is calculated by dividing net income (non-GAAP) (which as discussed above excludes stock-based compensation expenses and amortization of acquired intangible assets) by the same number of weighted average shares outstanding used in the computation of net income per diluted share. Management believes that net income (non-GAAP) per diluted share, when used in conjunction with the Company's GAAP net income per diluted share, provides useful information to investors for the same reasons discussed above regarding net income (non-GAAP). In addition, net income (non-GAAP) per diluted share allows investors to evaluate the Company's operating performance from period to period on a per share basis, thus providing a useful basis for assessing the Company's value on a per share basis.

Reconciliation of net income from continuing operations (non-GAAP) per diluted share to GAAP net income from continuing operations per diluted share
	2011 Q3	2010 Q3	2011 Q2
	(in US dollar)
GAAP net income from continuing operations Per diluted Share	0.10	0.09	0.08
- Stock based compensation	0.03	0.03	0.01
- Amortization of acquired intangible assets	0.00	0.00	0.00
Non-GAAP net income from continuing operations Per diluted Share	0.14	0.12	0.10

Reconciliation of net income (non-GAAP) per diluted share to GAAP net income per diluted share
	2011 Q3	2010 Q3	2011 Q2
	(in US dollar)
GAAP net income Per diluted Share	0.10	0.08	0.08
- Stock based compensation	0.03	0.03	0.01
- Amortization of acquired intangible assets	0.00	0.00	0.00
Non-GAAP net income Per diluted Share	0.14	0.10	0.10

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as ofNovember 10 ,2011. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in our interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com

1 Net revenue (non-GAAP) measures used in this press release represents total revenue net of third-party hardware and software costs.
2 Gross margin of net revenue (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP).
3 Operating expenses (non-GAAP) is calculated by excluding stock-based compensation expenses and amortization of acquired intangible assets.
4 Income from operations (non-GAAP) is calculated by subtract operating expenses (non-GAAP) from gross profits.
5 Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangibles and stock-based compensation expenses, divided by net revenue (non-GAAP)
6 Net income (non-GAAP) measures exclude stock-based compensation expenses, amortization of acquired intangible assets, impairment loss on investment, after-tax dividend income and non-recurring merger related expenses